UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ___________________________________ SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)
Vernalis PLC
(Name of Issuer) Common Shares par value 5p per share
(Title of Class of Securities)
(CUSIP Number)
July 31, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

__________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Schedule 13G

CUSIP No.	Page 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jupiter Asset Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,474,384
	6.	SHARED VOTING POWER 407
	7.	SOLE DISPOSITIVE POWER 15,474,384
	8.	SHARED DISPOSITIVE POWER 407
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,474,791
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jupiter Income Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,474,384
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON* OO

Item 1(a). Name of Issuer:

Vernalis PLC

Item 1(b). Address of Issuer’s Principal Executive Offices:

Oakdene Court, 613 Reading Road

Winnersh

Wokingham

Berkshire RG41 5UA

England

Item 2(a). Name of Person Filing:

Jupiter Asset Management Limited and Jupiter Income Trust

Item 2(b). Address of Principal Business Office or, if None, Residence:

1 Grosvenor Place

London SW1X 7JJ

England

Item 2(c). Citizenship:

England and Wales

Item 2(d). Title of Class of Securities:

Common shares at par value 5p per share

Item 2(e). CUSIP Number:

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3 (a) (6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3 (a) (19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G)
(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1 (c), check this box.	☒

Item 4. Ownership.

	Jupiter Asset Management Limited	Jupiter Income Trust

(a) Amount beneficially held	15,474,791	15,474,384
(b) Percent of class	4.9%	4.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	15,474,384	0
(ii) Shared power to vote or direct the vote	407	0
(iii) Sole power to dispose or direct the disposition of	15,474,384	0
(iv) Shared power to dispose or to direct the disposition of	407	0

Jupiter Income Trust is a UK Unit Trust, units of which are held by a number of investors. Jupiter Income Trust has no independent management. Jupiter Asset Management manages all of the investments of Jupiter Income Trust.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JUPITER ASSET MANAGEMENT LIMITED

Date:	April 1, 2008

By:	/s/ Reef Hogg____________

Reef Hogg / Director

JUPITER INCOME TRUST

Date:	April 1, 2008

By:	/s/ Reef Hogg____________

Reef Hogg / Director